

Mail Stop 7010

November 18, 2008

via U.S. Mail

A. James Dearlove, Chief Executive Officer
Penn Virginia Resource Partners, L.P.
Three Radnor Corporate Center, Suite 300
100 Matsonford Road
Radnor, Pennsylvania 19087

> **Re: Penn Virginia Resource Partners, L.P.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 30, 2008**
> **File No. 1-16735**

Dear Mr. Dearlove:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Plan Amendment Proposal, page 4

1.   Please provide the disclosure required by Item 201(d) of Regulation S-K. See Item 10(c) of Schedule 14A.

Compensation of Directors and Executive Officers, page 9

General Partner Executive Change of Control Severance Agreements, page 27

Estimated Payments, page 28

2.   We note your disclosure that upon the occurrence of the triggering events that would cause certain payments to be received in connection with a change in control, all restricted units held by Messrs. Horton and Page will immediately vest and all restrictions will lapse. Please quantify the benefits that would have been received by such officers in connection with such vesting if the triggering events had taken place on December 31, 2007. See Item 402(j)(2) of Regulation S-K.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: L. Nicholson

via facsimile

Nancy Snyder, Esq.
(610) 687-3688